May 27, 2026

Eliyahu Zamir
Chief Executive Officer
Nexera Technologies Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

        Re: Nexera Technologies Ltd
            Registration Statement on Form F-3
            Filed May 18, 2026
            File No. 333-295999
Dear Eliyahu Zamir:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Dr. Shachar Hadar